                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11- K



[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1997


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________ to
        ______________


                         Commission File Number 1-12342




                     AirTouch Communications Retirement Plan






                         Air Touch Communications, Inc.
                              One California Street
                             San Francisco, CA 94111

                                TABLE OF CONTENTS
                                   Description


ITEM

Item 1.      Financial Statements and Exhibits
             (a)Financial Statements of the Plan included herein:

                  Report of Independent Accountants - Price Waterhouse LLP                   1

                  Financial Statements:
                     Statement of Net Assets Available for Benefits,
                     with Fund Information, at December 31, 1997                             2

                     Statement of Net Assets Available for Benefits,
                     with Fund Information, at December 31, 1996                             4

                     Statement of Changes in Net Assets Available for Benefits,
                     with Fund Information, for the year ended December 31, 1997             6

                     Statement of Changes in Net Assets Available for Benefits,
                     with Fund Information, for the year ended December 31, 1996             8

                     Notes to Financial Statements                                          10

                  Additional Information:

                     Schedule I - Item 27a - Assets Held for Investment Purposes
                     at December 31, 1997                                                   16

                     Schedule V - Item 27d - Reportable Transactions for the year
                     ended December 31, 1997                                                17

             Note: Other schedules (Schedules II-IV) required by Section 2520.103-10 of the Department Labor Rules and Regulations for the Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is included in the financial statements.

             (b)  Exhibits:

                     Exhibit
                     Number                  Description
                     -------                 -----------
                     23.1                    Consent of Independent Accountants
                                             Price Waterhouse LLP

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants of the AirTouch
Communications Retirement Plan and
AirTouch Communications, Inc. as Administrator


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AirTouch Communications Retirement Plan (Plan) at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I and Schedule V (Schedules) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PRICE WATERHOUSE LLP
San Francisco, California
June 18, 1998

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                 AIRTOUCH   INTERNATIONAL                           MONEY                  LIFEPATH
                                                  STOCK        EQUITY      GROWTH       EQUITY      MARKET       BOND        2000
                                                   FUND         FUND        FUND         FUND        FUND        FUND        FUND

ASSETS
Investments:
    AirTouch Communications, Inc. common stock   $85,590       $    --     $    --     $    --     $    --     $    --     $    --
    Europacific Growth Fund                                      8,173
    Fidelity Contrafund                                                     85,789
    Wells Fargo Equity Index                                                            74,985
    Barclays US Money Market Fund                                                                   14,782
    Barclays LifePath 2000                                                                                                     221
    Barclays LifePath 2010
    Barclays LifePath 2020
    Barclays LifePath 2030
    Barclays LifePath 2040
    Barclays Daily US Debt Fund                                                                                 10,039
    Short-term investments                           215
    Contracts with insurance companies
    INVESCO Stable Value Fund
    Loans to participants
                                                 -------       -------     -------     -------     -------     -------     -------
      Total investments                           85,805         8,173      85,789      74,985      14,782      10,039         221

Contributions receivable, net of forfeitures       2,054           444       2,562       2,153          90         338          11
Other                                                               24          67          53         137
Dividends and interest receivable                      6                        20                      76
                                                 -------       -------     -------     -------     -------     -------     -------

      Total assets                                87,865         8,641      88,438      77,191      15,085      10,377         232
                                                 -------       -------     -------     -------     -------     -------     -------

LIABILITIES
Other                                                474                                                            37
                                                 -------       -------     -------     -------     -------     -------     -------

      Total liabilities                              474            --          --          --          --          37          --
                                                 -------       -------     -------     -------     -------     -------     -------

NET ASSETS AVAILABLE FOR BENEFITS                $87,391       $ 8,641     $88,438     $77,191     $15,085     $10,340     $   232
                                                 =======       =======     =======     =======     =======     =======     =======



   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997 (CONTINUED)
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                         LIFEPATH          LIFEPATH          LIFEPATH          LIFEPATH
                                                           2010              2020              2030              2040
                                                           FUND              FUND              FUND              FUND
ASSETS
Investments:
    AirTouch Communications, Inc. common stock          $       --        $       --        $       --        $       --
    Europacific Growth Fund
    Fidelity Contrafund
    Wells Fargo Equity Index
    Barclays US Money Market Fund
    Barclays LifePath 2000
    Barclays LifePath 2010                                   1,238
    Barclays LifePath 2020                                                    26,154
    Barclays LifePath 2030                                                                      14,617
    Barclays LifePath 2040                                                                                         2,151
    Barclays Daily US Debt Fund
    Short-term investments
    Contracts with insurance companies
    INVESCO Stable Value Fund
    Loans to participants
                                                        ----------        ----------        ----------        ----------

      Total investments                                      1,238            26,154            14,617             2,151

Contributions receivable, net of forfeitures                    51               722             1,561               155
Other                                                                                               12
Dividends and interest receivable
                                                        ----------        ----------        ----------        ----------

      Total assets                                           1,289            26,876            16,190             2,306
                                                        ----------        ----------        ----------        ----------

LIABILITIES
Other                                                                             24                                   3
                                                        ----------        ----------        ----------        ----------

      Total liabilities                                         --                24                --                 3
                                                        ----------        ----------        ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                       $    1,289        $   26,852        $   16,190        $    2,303
                                                        ==========        ==========        ==========        ==========


                                                         INTEREST                             CASH
                                                          INCOME          PARTICIPANT        & CASH
                                                           FUND             LOANS          EQUIVALENTS          TOTAL
ASSETS
Investments:
    AirTouch Communications, Inc. common stock          $       --        $       --        $       --        $   85,590
    Europacific Growth Fund                                                                                        8,173
    Fidelity Contrafund                                                                                           85,789
    Wells Fargo Equity Index                                                                                      74,985
    Barclays US Money Market Fund                                                                                 14,782
    Barclays LifePath 2000                                                                                           221
    Barclays LifePath 2010                                                                                         1,238
    Barclays LifePath 2020                                                                                        26,154
    Barclays LifePath 2030                                                                                        14,617
    Barclays LifePath 2040                                                                                         2,151
    Barclays Daily US Debt Fund                                                                                   10,039
    Short-term investments                                   1,051                                  53             1,319
    Contracts with insurance companies                         192                                                   192
    INVESCO Stable Value Fund                               10,958                                                10,958
    Loans to participants                                                      8,700                               8,700
                                                        ----------        ----------        ----------        ----------

      Total investments                                     12,201             8,700                53           344,908

Contributions receivable, net of forfeitures                   150                                                10,291
Other                                                          282                                                   575
Dividends and interest receivable                               63                                                   165
                                                        ----------        ----------        ----------        ----------

      Total assets                                          12,696             8,700                53           355,939
                                                        ----------        ----------        ----------        ----------

LIABILITIES
Other                                                                                                                538
                                                        ----------        ----------        ----------        ----------

      Total liabilities                                         --                --                --               538
                                                        ----------        ----------        ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                       $   12,696        $    8,700        $       53        $  355,401
                                                        ==========        ==========        ==========        ==========


   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1996
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                 AIRTOUCH           SBC         INTERNATIONAL
                                                                   STOCK           STOCK           EQUITY            GROWTH
                                                                    FUND            FUND             FUND             FUND

ASSETS
Investments:
    AirTouch Communications, Inc. common stock                  $   43,944       $       --       $       --       $       --
    SBC Communications, Inc. (formerly Pacific Telesis
      Group) common stock                                                            13,922
    Europacific Growth Fund                                                                            2,085
    Fidelity Contrafund                                                                                                49,926
    Wells Fargo Equity Index
    Barclays US Money Market Fund
    Barclays LifePath 2000
    Barclays LifePath 2010
    Barclays LifePath 2020
    Barclays LifePath 2030
    Barclays LifePath 2040
    Barclays Daily US Debt Fund
    Short-term investments                                             417               76
    Contracts with insurance companies
    INVESCO Stable Value Fund
    Loans to participants


      Total investments                                         ----------       ----------       ----------       ----------
                                                                    44,361           13,998            2,085           49,926

Contributions receivable, net of forfeitures                         1,159                                81            1,046
Other                                                                                                      8
Dividends and interest receivable                                        1              120                                12
                                                                ----------       ----------       ----------       ----------

      Total assets                                                  45,521           14,118            2,174           50,984
                                                                ----------       ----------       ----------       ----------

LIABILITIES
Other                                                                   47               42                                78
                                                                ----------       ----------       ----------       ----------

      Total liabilities                                                 47               42               --               78
                                                                ----------       ----------       ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                               $   45,474       $   14,076       $    2,174       $   50,906
                                                                ==========       ==========       ==========       ==========


                                                                                    MONEY                           LIFEPATH
                                                                  EQUITY           MARKET            BOND             2000
                                                                   FUND             FUND             FUND             FUND

ASSETS
Investments:
    AirTouch Communications, Inc. common stock                  $       --       $       --       $       --       $       --
    SBC Communications, Inc. (formerly Pacific Telesis
      Group) common stock
    Europacific Growth Fund
    Fidelity Contrafund
    Wells Fargo Equity Index                                        36,637
    Barclays US Money Market Fund                                                    12,212
    Barclays LifePath 2000                                                                                                 39
    Barclays LifePath 2010
    Barclays LifePath 2020
    Barclays LifePath 2030
    Barclays LifePath 2040
    Barclays Daily US Debt Fund                                                                        2,899
    Short-term investments
    Contracts with insurance companies
    INVESCO Stable Value Fund
    Loans to participants

                                                                ----------       ----------       ----------       ----------
      Total investments                                             36,637           12,212            2,899               39

Contributions receivable, net of forfeitures                           682              556               99                3
Other                                                                   32
Dividends and interest receivable                                                        55
                                                                ----------       ----------       ----------       ----------

      Total assets                                                  37,351           12,823            2,998               42
                                                                ----------       ----------       ----------       ----------

LIABILITIES
Other                                                                                    16                2
                                                                ----------       ----------       ----------       ----------

      Total liabilities                                                 --               16                2               --
                                                                ----------       ----------       ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                               $   37,351       $   12,807       $    2,996       $       42
                                                                ==========       ==========       ==========       ==========

   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1996 (CONTINUED)
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                    LIFEPATH          LIFEPATH          LIFEPATH          LIFEPATH
                                                      2010              2020              2030              2040
                                                      FUND              FUND              FUND              FUND

ASSETS
Investments:
    AirTouch Communications, Inc., common stock    $       --        $       --        $       --        $       --
    SBC Communications, Inc. (formerly Pacific
    Telesis Group) common stock
    Europacific Growth Fund
    Fidelity Contrafund
    Wells Fargo Equity Index
    Barclays US Money Market Fund
    Barclays LifePath 2000
    Barclays LifePath 2010                                137
    Barclays LifePath 2020                                               17,365
    Barclays LifePath 2030                                                                    292
    Barclays LifePath 2040                                                                                      189
    Barclays Daily US Debt Fund
    Short-term Investments
    Contracts with insurance companies
    INVESCO Stable Value Fund
    Loans to participants
                                                   ==========        ==========        ==========        ==========
      Total investments                                   137            17,365               292               189

Contributions receivable, net of forfeitures               10               373                27                19
Other                                                                                           4
Dividends and interest receivable
                                                   ----------        ----------        ----------        ----------

      Total assets                                        147            17,738               323               208
                                                   ----------        ----------        ----------        ----------

LIABILITIES
Other                                                                        12
                                                   ----------        ----------        ----------        ----------

      Total liabilities                                    --                12                --                --
                                                   ----------        ----------        ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                  $      147        $   17,726        $      323        $      208
                                                   ==========        ==========        ==========        ==========


                                                    INTEREST                             CASH
                                                     INCOME          PARTICIPANT        & CASH
                                                      FUND              LOANS          EQUIVALENTS       TOTAL

ASSETS
Investments:
    AirTouch Communications, Inc., common stock    $       --        $       --        $       --        $   43,944
    SBC Communications, Inc. (formerly Pacific
    Telesis Group) common stock                                                                              13,922
    Europacific Growth Fund                                                                                   2,085
    Fidelity Contrafund                                                                                      49,926
    Wells Fargo Equity Index                                                                                 36,637
    Barclays US Money Market Fund                                                                            12,212
    Barclays LifePath 2000                                                                                       39
    Barclays LifePath 2010                                                                                      137
    Barclays LifePath 2020                                                                                   17,365
    Barclays LifePath 2030                                                                                      292
    Barclays LifePath 2040                                                                                      189
    Barclays Daily US Debt Fund                                                                               2,899
    Short-term Investments                              1,596                                  56             2,145
    Contracts with insurance companies                  1,737                                                 1,737
    INVESCO Stable Value Fund                           7,490                                                 7,490
    Loans to participants                                                 4,982                               4,982
                                                   ----------        ----------        ----------        ----------

      Total investments                                10,823             4,982                56           196,001

Contributions receivable, net of forfeitures               72                                                 4,127
Other                                                                                                            44
Dividends and interest receivable                          42                                                   230
                                                   ----------        ----------        ----------        ----------

      Total assets                                     10,937             4,982                56           200,402
                                                   ----------        ----------        ----------        ----------

LIABILITIES
Other                                                      22                                                   219
                                                   ----------        ----------        ----------        ----------

      Total liabilities                                    22                --                --               219
                                                   ----------        ----------        ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                  $   10,915        $    4,982        $       56        $  200,183
                                                   ==========        ==========        ==========        ==========

   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997 (DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------


                                                             AIRTOUCH           SBC         INTERNATIONAL
                                                               STOCK           STOCK           EQUITY            GROWTH
                                                                FUND            FUND             FUND             FUND
                                                            ----------       ----------       ----------       ----------

ADDITIONS TO NET ASSETS:
    Dividend income                                         $       --       $      341       $       --       $       --
    Interest income                                                 32                7              292            7,066
    Net appreciation (depreciation) of investments              33,152            5,857              (67)           8,301
    Employee contributions/salary deferrals                      3,757                4            1,292            7,107
    Employer contributions                                      17,891               11            1,004            6,402
    Loans to participants
                                                            ----------       ----------       ----------       ----------

      Total additions                                           54,832            6,220            2,521           28,876
                                                            ----------       ----------       ----------       ----------

Deductions from net assets:
    Distributions to participants                                4,862              927              342            7,038
    Forfeitures and other adjustments, net                         708              640               84            1,311
                                                            ----------       ----------       ----------       ----------

      Total deductions                                           5,570            1,567              426            8,349
                                                            ----------       ----------       ----------       ----------

Change in net assets before transfers                           49,262            4,653            2,095           20,527

Transfer from merged plans                                                                                         19,177
Interfund transfers, net                                        (7,345)         (18,729)           4,372           (2,172)
                                                            ----------       ----------       ----------       ----------

Change in net assets                                            41,917          (14,076)           6,467           37,532

Net assets available for benefits, December 31, 1996            45,474           14,076            2,174           50,906
                                                            ----------       ----------       ----------       ----------

Net assets available for benefits, December 31, 1997        $   87,391       $       --       $    8,641       $   88,438
                                                            ==========       ==========       ==========       ==========


                                                                               MONEY                           LIFEPATH
                                                              EQUITY           MARKET            BOND             2000
                                                               FUND             FUND             FUND             FUND
                                                            ----------       ----------       ----------      ----------

ADDITIONS TO NET ASSETS:
    Dividend income                                         $       --       $       --       $       --      $       --
    Interest income                                                                 825
    Net appreciation (depreciation) of investments              14,454                               759              10
    Employee contributions/salary deferrals                      5,324            1,655              933              38
    Employer contributions                                       4,750            3,481              843              26
    Loans to participants
                                                            ----------       ----------       ----------      ----------

      Total additions                                           24,528            5,961            2,535              74
                                                            ----------       ----------       ----------      ----------

Deductions from net assets:
    Distributions to participants                                4,827            2,837              749              12
    Forfeitures and other adjustments, net                        (915)             182              322               1
                                                            ----------       ----------       ----------      ----------

      Total deductions                                           3,912            3,019            1,071              13
                                                            ----------       ----------       ----------      ----------

Change in net assets before transfers                           20,616            2,942            1,464              61

Transfer from merged plans                                      11,493                             3,927
Interfund transfers, net                                         7,731             (664)           1,953             129
                                                            ----------       ----------       ----------      ----------

Change in net assets                                            39,840            2,278            7,344             190

Net assets available for benefits, December 31, 1996            37,351           12,807            2,996              42
                                                            ----------       ----------       ----------      ----------

Net assets available for benefits, December 31, 1997        $   77,191       $   15,085       $   10,340      $      232
                                                            ==========       ==========       ==========       =========

   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997 (CONTINUED) (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                        LIFEPATH     LIFEPATH     LIFEPATH     LIFEPATH
                                                          2010         2020         2030         2040
                                                          FUND         FUND         FUND         FUND
ADDITIONS TO NET ASSETS:
    Dividend income                                    $       --   $       --   $       --   $       --
    Interest income
    Net appreciation (depreciation) of investments             71        4,345          493          213
    Employee contributions/ salary deferrals                  387        2,184          413          395
    Employer contributions                                    110        1,945        2,318          292
    Loans to participants
                                                       ----------   ----------   ----------   ----------

      Total additions                                         568        8,474        3,224          900
                                                       ----------   ----------   ----------   ----------

Deductions from net assets:
    Distributions to participants                             156        1,895          234          275
    Forfeitures and other adjustments, net                      9          538           37           24
                                                       ----------   ----------   ----------   ----------

      Total deductions                                        165        2,433          271          299
                                                       ----------   ----------   ----------   ----------

Change in net assets before transfers                         403        6,041        2,953          601

Transfer from merged plans                                               5,256
Interfund transfers, net                                      739       (2,171)      12,914        1,494
                                                       ----------   ----------   ----------   ----------

Change in net assets                                        1,142        9,126       15,867        2,095

Net assets available for benefits, December 31, 1996          147       17,726          323          208
                                                       ----------   ----------   ----------   ----------

Net assets available for benefits, December 31, 1997   $    1,289   $   26,852   $   16,190   $    2,303
                                                       ==========   ==========   ==========   ==========


                                                             INTEREST                          CASH
                                                              INCOME        PARTICIPANT       & CASH
                                                               FUND            LOANS        EQUIVALENTS         TOTAL
ADDITIONS TO NET ASSETS:
    Dividend income                                         $      --      $       --      $       --       $      341
    Interest income                                               742             550              21            9,535
    Net appreciation (depreciation) of investments                                 (4)                          67,584
    Employee contributions/ salary deferrals                      348                                           23,837
    Employer contributions                                        361                                           39,434
    Loans to participants                                                       6,708                            6,708
                                                            ---------      ----------      ----------       ----------

      Total additions                                           1,451           7,254              21          147,439
                                                            ---------      ----------      ----------       ----------

Deductions from net assets:
    Distributions to participants                               1,325                                           25,479
    Forfeitures and other adjustments, net                         94           3,536              24            6,595
                                                            ---------      ----------      ----------       ----------

      Total deductions                                          1,419           3,536              24           32,074
                                                            ---------      ----------      ----------       ----------

Change in net assets before transfers                              32           3,718              (3)         115,365

Transfer from merged plans                                                                                      39,853
Interfund transfers, net                                        1,749                                               --
                                                            ---------      ----------      ----------       ----------

Change in net assets                                            1,781           3,718              (3)         155,218

Net assets available for benefits, December 31, 1996           10,915           4,982              56          200,183
                                                            ---------      ----------      ----------       ----------

Net assets available for benefits, December 31, 1997        $  12,696      $    8,700      $       53       $  355,401
                                                            =========      ==========      ==========       ==========

   The accompanying notes are an integral part of these financial statements

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996 (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                         AIRTOUCH          SBC      INTERNATIONAL
                                                           STOCK          STOCK         EQUITY           GROWTH         EQUITY
                                                           FUND           FUND           FUND             FUND           FUND
                                                        ----------     ----------     ----------       ----------     ----------
ADDITIONS TO NET ASSETS:
    Dividend income                                     $       --     $      613     $       --       $       --     $       --
    Interest income                                             20              4             56              450              9
    Net appreciation (depreciation) of investments          (5,168)         1,194             93            8,865          6,383
    Employee contributions/ salary deferrals                 3,835              8            321            4,810          3,199
    Employer contributions                                  10,836             35            116            3,130          2,112
    Loans to participants
                                                        ----------     ----------     ----------       ----------     ----------

      Total additions                                        9,523          1,854            586           17,255         11,703
                                                        ----------     ----------     ----------       ----------     ----------

Deductions from net assets:
    Distributions to participants                            4,847          1,004             36            2,951          2,094
    Forfeitures and other adjustments, net                     587            679             (7)             (22)           (86)
                                                        ----------     ----------     ----------       ----------     ----------

      Total deductions                                       5,434          1,683             29            2,929          2,008
                                                        ----------     ----------     ----------       ----------     ----------

Change in net assets before transfers                        4,089            171            557           14,326          9,695

Interfund transfers, net                                    (1,681)        (1,340)         1,617            1,041          1,550
                                                        ----------     ----------     ----------       ----------     ----------

Change in net assets                                         2,408         (1,169)         2,174           15,367         11,245

Net assets available for benefits, December 31, 1995        43,066         15,245                          35,539         26,106
                                                        ----------     ----------     ----------       ----------     ----------

Net assets available for benefits, December 31, 1996    $   45,474     $   14,076     $    2,174       $   50,906     $   37,351
                                                        ==========     ==========     ==========       ==========     ==========


                                                           MONEY                         LIFEPATH        LIFEPATH
                                                          MARKET           BOND            2000            2010
                                                           FUND            FUND            FUND            FUND
                                                        ----------      ----------      ----------      ----------
ADDITIONS TO NET ASSETS:
    Dividend income                                     $       --      $       --      $       --      $       --
    Interest income                                            609               1
    Net appreciation (depreciation) of investments                             110               3               4
    Employee contributions/ salary deferrals                   909             443               3              32
    Employer contributions                                   1,949             296               3              14
    Loans to participants
                                                        ----------      ----------      ----------      ----------

      Total additions                                        3,467             850               9              50
                                                        ----------      ----------      ----------      ----------

Deductions from net assets:
    Distributions to participants                            1,320             196                              12
    Forfeitures and other adjustments, net                     446              21
                                                        ----------      ----------      ----------      ----------

      Total deductions                                       1,766             217              --              12
                                                        ----------      ----------      ----------      ----------

Change in net assets before transfers                        1,701             633               9              38

Interfund transfers, net                                       906              64              33             109
                                                        ----------      ----------      ----------      ----------

Change in net assets                                         2,607             697              42             147

Net assets available for benefits, December 31, 1995        10,200           2,299
                                                        ----------      ----------      ----------      ----------

Net assets available for benefits, December 31, 1996    $   12,807      $    2,996      $       42      $      147
                                                        ==========      ==========      ==========      ==========

   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996 (CONTINUED) (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                             LIFEPATH         LIFEPATH          LIFEPATH
                                                               2020             2030              2040            BALANCED
                                                               FUND             FUND              FUND              FUND

ADDITIONS TO NET ASSETS:
    Dividend income                                         $       --       $       --        $       --        $       --
    Interest income                                                  3                                                    2
    Net appreciation (depreciation) of investments                  77               18                13             1,992
    Employee contributions/ salary deferrals                       873               99                97               859
    Employer contributions                                         751               30                22               387
    Loans to participants
                                                            ----------       ----------        ----------        ----------

      Total additions                                            1,704              147               132             3,240
                                                            ----------       ----------        ----------        ----------

Deductions from net assets:
    Distributions to participants                                  925                7                10                88
    Forfeitures and other adjustments, net                          48                                                 (192)
                                                            ----------       ----------        ----------        ----------

      Total deductions                                             973                7                10              (104)
                                                            ----------       ----------        ----------        ----------

Change in net assets before transfers                              731              140               122             3,344

Interfund transfers, net                                        16,995              183                86           (18,893)
                                                            ----------       ----------        ----------        ----------

Change in net assets                                            17,726              323               208           (15,549)

Net assets available for benefits, December 31, 1995                                                                 15,549
                                                            ----------       ----------        ----------        ----------

Net assets available for benefits, December 31, 1996        $   17,726       $      323        $      208        $       --
                                                            ==========       ==========        ==========        ==========


                                                             INTEREST                            CASH
                                                              INCOME          PARTICIPANT       & CASH
                                                               FUND              LOANS         EQUIVALENTS          TOTAL

ADDITIONS TO NET ASSETS:
    Dividend income                                         $       --        $       --       $       --        $      613
    Interest income                                                691               131                9             1,985
    Net appreciation (depreciation) of investments                                                                   13,584
    Employee contributions/ salary deferrals                       284                                               15,772
    Employer contributions                                         215                                               19,896
    Loans to participants                                                          5,457                              5,457
                                                            ----------        ----------       ----------        ----------

      Total additions                                            1,190             5,588                9            57,307
                                                            ----------        ----------       ----------        ----------

Deductions from net assets:
    Distributions to participants                                1,255                                               14,745
    Forfeitures and other adjustments, net                          (5)              606              (47)            2,028
                                                            ----------        ----------       ----------        ----------

      Total deductions                                           1,250               606              (47)           16,773
                                                            ----------        ----------       ----------        ----------

Change in net assets before transfers                              (60)            4,982               56            40,534

Interfund transfers, net                                          (670)
                                                            ----------        ----------       ----------        ----------

Change in net assets                                              (730)            4,982               56            40,534

Net assets available for benefits, December 31, 1995            11,645                                              159,649

                                                            ----------        ----------       ----------        ----------

Net assets available for benefits, December 31, 1996        $   10,915        $    4,982       $       56        $  200,183
                                                            ==========        ==========       ==========        ==========

   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      Effective April 1, 1994, AirTouch Communications, Inc. (AirTouch or Company) adopted the AirTouch Communications Retirement Plan (AirTouch Plan or Plan). The Plan is a defined contribution plan covering eligible employees of AirTouch and participating subsidiary companies of AirTouch or its separate operating units participating in the Plan (Participating Entities). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      During 1996, AirTouch acquired Cellular Communications, Inc. (CCI) and became the sponsor of two additional defined contribution plans ("Great Lakes Market Plans"). Effective January 1, 1997, participants in the Great Lakes Market Plans became participants in the Plan. Subsequently, on January 27, 1997, the assets of the Great Lakes Market Plans with an aggregate fair value of $39.9 million were transferred to the Plan.

      The following description of the Plan provides only general information and includes certain changes to the Plan effective June 1, 1996 and October 1, 1997. Participants should refer to the Summary Plan Description and Prospectus for a more complete description of the Plan's provisions, including the income tax consequences of participation and restrictions on early withdrawals from the Plan.

      ELIGIBILITY
      An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three consecutive months with at least 250 hours of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement that does not provide for Plan participation, (b) employed by an AirTouch company that does not participate, (c) leased employees or (d) nonresident aliens with no United States source income.

      SALARY DEFERRALS AND EMPLOYEE CONTRIBUTIONS
      Effective October 1, 1997, new employees (after they meet the service requirements) are automatically enrolled in the Plan at a 2% of pay before-tax contribution level unless they elect otherwise. The 2% before-tax deduction is invested in the LifePath 2030 Fund if the participant does not affirmatively elect another investment fund.

      A participant may elect to contribute to the Plan in the amount of any whole percentage not to exceed 16% (10% for participants who qualify as highly compensated employees) of compensation. Contributions may be designated as before-tax deductions (Salary Deferrals) or as after-tax deductions (Employee Contributions). Salary Deferrals were limited to $9,500 for 1997 and 1996. This maximum before-tax allowable limit is subject to annual revision for cost-of-living increases.

      PARTICIPATING ENTITY CONTRIBUTIONS
      There are four types of Participating Entity contributions:

      o Basic Contributions - Each participant may receive an allocation of Basic Contributions equal to a percentage between zero and 6% of compensation, depending on the rate selected by his or her Participating Entity.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      o Matching Contributions - Each participant receives Matching Contributions equal to 100% of his or her Salary Deferrals and Employee Contributions. For this purpose, monthly Salary Deferrals and Employee Contributions on behalf of each participant in excess of 6% of his or her compensation for such month are disregarded.

      o Variable Contributions - If a Participating Entity elects to make a Variable Contribution for a calendar year, each participant who was employed at the end of the calendar year or who has died, attained retirement status or incurred a disability during such year will receive a Variable Contribution equal to a percentage of compensation determined by the Compensation and Personnel Committee of the Board of Directors of AirTouch. "Retirement Status" means attaining any age with 30 years of service, age 50 with 25 years of service, age 55 with 20 years of service, or age 65 with 10 years of service.

      o QNEC Contributions - Participating Entities may elect to make contributions for non-highly compensated participants in the form of Qualified Nonelective Contributions (QNEC) to meet Internal Revenue Code (IRC) nondiscrimination requirements. The QNEC may be a percentage of the participant's compensation or a fixed dollar amount per eligible participant.

      INVESTMENT DIRECTIONS
      Contributions are remitted to The Northern Trust Company, as Trustee, for investment under the Plan. A participant may direct the investment of his or her account balance, other than unvested Matching Contributions, in increments of one percent in one or more of the following Investment
      Funds:

      o     AirTouch Stock Fund
      o     International Equity Fund (beginning June 1, 1996)
      o     Growth Fund
      o     Equity Fund
      o     Interest Income Fund
      o     Money Market Fund
      o     Bond Fund
      o     LifePath Funds 2000, 2010, 2020, 2030, 2040 (beginning June 1, 1996)

      Matching Contributions are invested entirely in the AirTouch Stock Fund. A participant may, on a daily basis, change investment directions as to future deductions and allocations of AirTouch contributions and may redirect the investment of his or her total account among the investment funds. Amounts may be transferred in one percent increments from a fund. No amounts may be transferred from the Interest Income Fund to the Money Market Fund. No amounts could be transferred to the SBC Stock Fund, and Matching Contributions may not be transferred from the AirTouch Stock Fund until fully vested.

      The participant's interest in the investment funds is valued daily at the closing price of the funds on the New York Stock Exchange (Note 2).

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      VESTING
      Salary Deferrals, Employee Contributions and QNECs are always fully vested.

      Participating Entity contributions vest on the earliest of the completion of 3 years of service, death, disability, attainment of age 65 while employed, or Plan termination.

      A participant receives credit for a year of service for each calendar year in which at least 1,000 hours of service are completed. Participating Entity contributions which are not yet vested are forfeited when the participant terminates employment.

      PARTICIPANT LOANS
      Participants who are active AirTouch employees may borrow against their account balance subject to the limitations and restrictions set forth in the Plan's prospectus and the IRC. All loans bear a fixed interest rate equal to the Prime Rate plus one percentage point. There are two types of loans available. General purpose loans must be repaid over a maximum 4 1/2-year term, and principal residence loans must be repaid over a maximum 10-year term. Payments of principal and interest are made by participants through payroll deductions, which may not exceed 25% of a participant's base pay per pay period. The loans are secured by the participant's account balance. The loans can be paid in full at any time without penalty.

      IN-SERVICE WITHDRAWALS
      The Plan provides for four types of participant withdrawals:

      o Employee Contributions Account and/or Rollover Account - Participants may withdraw all or part of their Employee Contributions Account and/or Rollover Account for any reason. No Matching Contributions are allocated for six months following withdrawal.

      o Company Matching Contributions Account - Participants who are 100% vested may withdraw all or part of their Matching Contributions Account. No Matching Contributions are allocated for six months following withdrawal.

      o Age 59 1/2 Withdrawal - Participants may withdraw from their Salary Deferral Account and their investment earnings after they reach age 59 1/2. This is permitted only after the participant has withdrawn the maximum from his or her Employee Contributions Account, Rollover Account, and vested Matching Contributions Account. No suspension of Matching Contributions applies.

      o Hardship Withdrawal - Participants with financial hardship may withdraw from their Salary Deferral Account. Such withdrawals are permitted only after the participant has first taken a loan and has withdrawn the maximum from his or her Employee Contributions Account, Rollover Account, and vested Matching Contributions Account. No Matching Contributions are allocated for six months following withdrawal.

      In addition, all withdrawals are made pro rata from the various investment funds. Other than withdrawals from the participant's Salary Deferral Account, a participant may not make more than

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      two withdrawals in any calendar year. Withdrawals made before the age of 59 1/2 are subject to tax penalty.

      DISTRIBUTIONS UPON TERMINATION OF EMPLOYMENT
      If a participant terminates employment after he or she is fully vested, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

      A participant or beneficiary may elect to receive the single sum distribution as of the 15th or last day of the month in which termination of employment or death occurs. If a participant's account balance exceeds $3,500, the participant or beneficiary may elect to receive the distribution on any later date but not later than April 1 following the calendar year the participant reaches the age of 70 1/2. A beneficiary may elect to receive the distribution on any later date but not later than five years after the participant's death. However, if the beneficiary is the participant's spouse, the beneficiary may elect to receive the distribution on the latest date that the participant could have elected to receive the distribution. If a participant's account balance does not exceed $3,500, the participant or his or her beneficiary will receive the distribution as of the close of the calendar month in which termination of employment or death occurs.

      FORMS OF DISTRIBUTION
      A participant's vested account balance will be distributed in the form of a single lump sum in cash except that, if any portion of the account balance is invested in the AirTouch Stock Fund, the participant may elect to receive that portion in whole shares of AirTouch common stock and cash for any fractional shares.

      If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited during the plan year in which employment terminates. Forfeitures arising from Participating Entity contributions other than the Variable Contribution are applied in the following order:

      o to restore allocations for participants improperly excluded from such allocations;
      o     to restore forfeitures for reinstated employees; and
      o     to reduce future Participating Entity contributions.

      Forfeitures arising from the Variable Contribution are reallocated when the Variable Contribution is credited to participants' accounts.

      RESTORATION OF FORFEITED AMOUNTS
      Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other forfeitures of former employees of the Participating Entity which reemployed the participant.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      ACCEPTANCE OF TAX-FREE ROLLOVERS
      Eligible participants may rollover the taxable portion of an eligible rollover distribution from another tax-qualified plan or IRA by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for Matching Contributions.


2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF PRESENTATION
      The financial statements of the Plan are prepared in accordance with generally accepted accounting principles (GAAP). Accordingly, revenues are recognized when earned and expenses are recognized when incurred (accrual basis).

      Conformity with GAAP requires not only the use of the accrual basis of accounting but also the use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVESTMENTS AND INVESTMENT INCOME
      The fair value of investments is determined as follows:

      o Shares or equivalent shares in the AirTouch Stock Fund and SBC Stock Fund are valued based on the daily closing price as reported on the New York Stock Exchange composite tape.

      o For those investments which represent an ownership of units of investment funds held by an investment manager, the underlying investments are valued based on published sources where available or, if not available, from other sources considered reliable.

      o Short-term investments are valued by the Trustee at cost, which approximates market value.

      At December 31, 1997, the Company has one contract remaining with an insurance company in the Interest Income Fund and is reported at contract value, which is principal plus reinvested interest, less distributions. The contract bears interest at 5.24% and matures on December 31, 1998. At December 31, 1996, the Company had contracts bearing interest at rates from 5.24% to 6.29% maturing at various dates through 1998. The contract value of such contracts approximates market value. Over 98% of the Interest Income Fund is currently invested in a stable value fund.

      Purchases and sales of securities and units of investment funds are reflected as of the trade date.

      Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

      Realized gains or losses and the change in unrealized appreciation (depreciation) of the investments of the Plan are presented in the statement of changes in net assets available for benefits as net appreciation (depreciation) of investments.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      PLAN EXPENSES
      Expenses of the Plan are paid directly by the Participating Entity and the Plan's participants and, as such, are not reflected in the accounts of the Plan. However, brokerage fees, transfer taxes and other fees incident to the purchase and sale of securities held by the Plan are reflected in the accounts of the Plan.

      UNPAID PARTICIPANT ACCOUNTS
      At December 31, 1997 and 1996, amounts allocated to accounts of participants who have terminated employment without taking a distribution totaled $1,669,000 and $691,000, respectively, and are included in net assets available for benefits. These amounts are reported as a liability in the Form 5500 as required by the Department of Labor.


3.    TAX-QUALIFIED STATUS

      AirTouch received a favorable determination letter on March 26, 1996 from the Internal Revenue Service as to the tax-qualified status of the Plan. The Plan has been amended since receiving the determination letter. AirTouch believes that the Plan, as amended, continues to fulfill the requirements of the Internal Revenue Code and ERISA, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.


4.    SUBSEQUENT EVENT

      In April 1998, the Company acquired the U.S. cellular business of MediaOne Group, formerly U S WEST Media Group (NewVector). Effective May 1, 1998, former NewVector employees became participants in the Plan. In May, 1998 the U.S. West Savings Plan transferred the account balances of former NewVector employees with a fair value of $49.0 million to the Plan.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

SCHEDULE I - ITEM 27A - ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1997
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                          DESCRIPTION                                        CURRENT
      IDENTITY OF ISSUE                                  OF INVESTMENT                      COST              VALUE

AirTouch Stock Fund *                            Common Stock                          $     57,840       $     85,590

Europacific Growth Fund                          International Equity Fund                    8,547              8,173

Fidelity Contrafund                              Growth Fund                                 76,456             85,789

Barclays Equity Index                            Equity Fund                                 56,099             74,985

Barclays US Money Market                         Short-term Fund                             14,782             14,782

Barclays LifePath 2000                           Asset Allocation Fund                          214                221

Barclays LifePath 2010                           Asset Allocation Fund                        1,192              1,238

Barclays LifePath 2020                           Asset Allocation Fund                       21,021             26,154

Barclays LifePath 2030                           Asset Allocation Fund                       14,152             14,617

Barclays LifePath 2040                           Asset Allocation Fund                        2,006              2,151

Barclays Daily US Debt Fund                      Bond Fund                                    9,312             10,039

The Northern Trust Company*                      Short-term Investment Fund                   1,319              1,319

Contracts with insurance companies:

   Prudential Insurance Company                  GA-7756-211, 5.24%,
                                                 matures December 31, 1998                      192                192

INVESCO Stable Value Fund                        Diversified Pooled Fund                     10,958             10,958

Participant Loans                                Loans issued for terms of 1-10
                                                 years with 7.50% - 9.25% interest
                                                 during 1997                                      -              8,700
                                                                                           --------           --------

                                                                                           $274,090           $344,908
                                                                                           ========           ========


*   Party-in-interest

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

SCHEDULE V - ITEM 27D - REPORTABLE TRANSACTIONS(1)
FOR THE YEAR ENDED DECEMBER 31, 1997
(DOLLARS IN THOUSANDS, EXCEPT FOR PRICE DATA)
--------------------------------------------------------------------------------

                                                                                                                        Expense
                                                                                                                       Incurred
          Identity of                          Description of                     Purchase        Selling   Lease        With
        Party Involved                             Assets                           Price          Price    Rental   Transactions

AirTouch Stock Fund            984,715 shares bought in 53 transactions           $29.95*
                               640,204 shares sold in 52 transactions                             $31.69*                $ 34

Barclays Lifepath 2030         812,148 units bought in 126 transactions           $17.91*
                               41,316 units sold in 74 transactions                               $17.35*

Barclays Lifepath 2020         639,406 units bought in 95 transactions            $15.21*
                               330,595 units sold in 144 transactions                             $15.97*

Europacific Growth Fund        313,276 units bought in 168 transactions           $27.68*
                               79,259 units sold in 83 transactions                               $27.86*

Fidelity Contrafund            1,030,740 units bought in 122 transactions         $44.66*
                               375,421 units sold in 133 transactions                             $46.17*

SBC Stock Fund                 266,896 units sold in 49 transactions                              $72.53*                $ 16
(formerly Telesis Stock Fund)

Barclays Equity Index Fund     1,458,777 units bought in 158 transactions         $22.22*
                               459,425 units sold in 93 transactions                              $23.07*

Barclays US Debt Fund          874,816 units bought in 126 transactions           $10.86*
                               281,349 units sold in 112 transactions                             $11.08*

Barclays Money Market Fund     12,559,114 units bought in 124 transactions        $ 1.00
                               9,989,236 units sold in 136 transactions                           $ 1.00

The Northern Trust Company     Collective short term investment fund:
                               90,130,252 purchases in 341 transactions           $ 1.00
                               90,958,791 sales in 404 transactions                               $ 1.00


                                              Current
                                             Value on           Net
          Identity of           Cost of     Transaction        Gain
        Party Involved          Assets         Date           (Loss)

AirTouch Stock Fund            $29,489        $29,489
                               $16,869        $20,286        $ 3,383

Barclays Lifepath 2030         $14,549        $14,549
                               $   673        $   717        $    44

Barclays Lifepath 2020         $ 9,723        $ 9,723
                               $ 4,525        $ 5,280        $   755

Europacific Growth Fund        $ 8,670        $ 8,670
                               $ 2,124        $ 2,208        $    84

Fidelity Contrafund            $46,035        $46,035
                               $15,098        $17,333        $ 2,235

SBC Stock Fund                 $ 9,399        $19,359        $ 9,944
(formerly Telesis Stock Fund)

Barclays Equity Index Fund     $32,419        $32,419
                               $ 8,525        $10,598        $ 2,073

Barclays US Debt Fund          $ 9,498        $ 9,498
                               $ 2,950        $ 3,116        $   166

Barclays Money Market Fund     $12,559        $12,559
                               $ 9,989        $ 9,989

The Northern Trust Company
                               $90,130        $90,130
                               $90,959        $90,959

1 Transactions during the year ended December 31, 1997 in excess of 5% of the current value of Plan assets at January 1, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

*     Average price per share.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       AirTouch Communications Retirement Plan

                                       By:  AirTouch Communications, Inc.
                                            (Plan Administrator)

                                       By:  /s/ Mohan S. Gyani
                                            Executive Vice President and
                                            Chief Financial Officer

Date: June 26, 1998

                                  EXHIBIT INDEX

Exhibit
Number                                     Description
-------                                    -----------

23.1                                       Consent of Independent Accountants
                                           Price Waterhouse LLP